AMCHI GENDYNAMY SCIENCE CORPORATION

1809 Pritchard Way

Hacienda Heights, Ca 91745

(626) 322-5205

November 4, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Tim Buchmiller

Re:	Amchi Gendynamy Science Corporation File No. 333-211288

Request for Withdrawal of Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Amchi Gendynamy Science Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, (File No. 333-211288), together with all Amendments and exhibits thereto (the “Registration Statement”), effective immediately. The Registration Statement has not been declared effective and the Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you are in need of additional information, please feel free to contact our legal counsel, James Cassidy of Cassidy & Associates at (949) 673-4510.

Amchi Gendynamy Science Corporation

By:      /s/ Wisdom Qiao

       Wisdom Qiao, Chief Executive Officer